Exhibit (a)(1)(E)

September 26, 2017

NOTICE OF APPROVAL

OF

AGGREGATE WARRANT AMENDMENT OFFER

To the Holders of the 2014, 2015 and 2017 Warrants:

Pure Bioscience, Inc. (the “Company”) previously provided you with various documents regarding an offer to amend and exercise the 2014 Warrants, 2015 Warrants and 2017 Warrants you hold, which documents included, among others, an Offer to Amend and Exercise, an Election to Participate and Exercise Warrant and a Notice of Withdrawal. Any capitalized terms not otherwise defined in this letter shall have the meaning ascribed to them in the Offer to Amend and Exercise.

Through September 25, 2017 (the “Expiration Date”), the Company issued an aggregate of 4,487,254 shares of Common Stock upon the exercise of 2014 Warrants, 2015 Warrants and 2017 Warrants, for aggregate gross proceeds to the Company of approximately $2.72 million. Specifically, as of the Expiration Date, 1,491,649 shares of Common Stock were issued upon exercise of 2014 Warrants, 1,599,135 shares of Common Stock were issued upon exercise of 2015 Warrants and 1,396,470 shares of Common Stock were issued upon exercise of 2017 Warrants. The 2014 Warrants, 2015 Warrants and 2017 Warrants tendered and exercised through the Expiration Date represent approximately 60% of the aggregate number of such warrants outstanding immediately prior to the commencement of the offer to amend and exercise.

Holders of 2015 Warrants: This letter is to inform you that a majority of the shares of Common Stock issuable upon exercise of the 2015 Warrants (the “2015 Warrant Requisite Majority”) approved an amendment of the 2015 Warrants, effective September 25, 2017, that: (i) reduces the exercise price of the 2015 Warrants from $0.45 per share to $0.40 per share in cash, (ii) deletes the cashless exercise and price-based anti-dilution provisions in the 2015 Warrants and (iii) shortens the exercise period of the 2015 Warrants to 5:00 p.m. (Pacific Time) on October 10, 2017 (the “Subsequent Expiration Date”).

Please be aware that if you hold 2015 Warrants and have not participated in the Offer to Amend and Exercise to exercise your 2015 Warrants, you will have until 5:00 PM (Pacific Time) on the Subsequent Expiration Date to participate in the Individual Warrant Amendment and exercise your 2015 Warrants pursuant to the instructions set forth in the Offer to Amend and Exercise and the Election to Participate and Exercise Warrant previously provided to you, otherwise they will expire unexercised.

Holders of 2014 Warrants and 2017 Warrants: The holders of the required majority of the shares of Common Stock issuable upon exercise of the 2014 Warrants and 2017 Warrants, respectively, did not approve an amendment to such warrants. As a result, if you did not participate in the Offer to Amend and Exercise with respect to any 2014 Warrants and/or 2017 Warrants that you hold, those 2014 Warrants and/or 2017 Warrants that you hold were not amended, and will remain outstanding according to their original terms.

If you would like to request additional copies of the Offer to Amend and Exercise, the Election to Participate and Exercise Warrant or the Notice of Withdrawal, or you have questions, you may contact the Company as follows:

1725 Gillespie Way

El Cajon, California 92020

Attention: Mark Elliott or Hank Lambert

(619) 596-8600

Email: melliott@purebio.com

hlambert@purebio.com

Thank you for your time in reviewing this notice.

Sincerely,

/s/ Henry R. Lambert
Henry R. Lambert
Chief Executive Officer
Pure Bioscience, Inc.